UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.)*

Greencity Acquisition Corp.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G4086B107

(CUSIP Number)

April 20, 2022

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index: 10 Page

CUSIP No. G4086B107	SCHEDULE 13G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
Harraden Circle Investors, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
267,300

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
267,300

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
267,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. G4086B107	SCHEDULE 13G	Page 3 of 11 Pages
1	NAMES OF REPORTING PERSONS
Harraden Circle Investors GP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
267,300

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
267,300

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
267,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

CUSIP No. G4086B107	SCHEDULE 13G	Page 4 of 11 Pages
1	NAMES OF REPORTING PERSONS
Harraden Circle Investors GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
267,300

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
267,300

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
267,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP No. G4086B107	SCHEDULE 13G	Page 5 of 11 Pages
1	NAMES OF REPORTING PERSONS
Harraden Circle Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
267,300

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
267,300

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
267,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP No. G4086B107	SCHEDULE 13G	Page 6 of 11 Pages
1	NAMES OF REPORTING PERSONS
Frederick V. Fortmiller, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
267,300

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
267,300

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
267,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. G4086B107	SCHEDULE 13G	Page 7 of 11 Pages
Item 1(a).	Name of Issuer

Greencity Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

505 Eshan Road, Floor 6
Pudong New District, Shanghai China 200120

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

i)	Harraden Circle Investors, LP (“Harraden Fund”);

ii)	Harraden Circle Investors GP, LP (“Harraden GP”);

iii)	Harraden Circle Investors GP, LLC (“Harraden LLC”);

iv)	Harraden Circle Investments, LLC (“Harraden Adviser”); and

v)	Frederick V. Fortmiller, Jr. (“Mr. Fortmiller”);

This Statement relates to Shares (as defined herein) directly beneficially owned by Harraden Fund. Harraden GP is the general partner to Harraden Fund, and Harraden LLC is the general partner of Harraden GP. Harraden Adviser serves as investment manager to Harraden Fund. Mr. Fortmiller is the managing member of each of Harraden LLC and Harraden Adviser. In such capacities, each of Harraden GP, Harraden LLC, Harraden Adviser and Mr. Fortmiller may be deemed to indirectly beneficially own the Shares reported herein directly beneficially owned by Harraden Fund.

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is 299 Park Avenue, 21st Floor, New York, NY 10171.

Item 2(c).	Citizenship

Each of Harraden Fund and Harraden GP is a Delaware limited partnership. Each of Harraden LLC and Harraden Adviser is a Delaware limited liability company. Mr. Fortmiller is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Ordinary Shares, par value $0.0001 per share (“Shares”)

Item 2(e).	CUSIP Number

G4086B107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

CUSIP No. G4086B107	SCHEDULE 13G	Page 8 of 11 Pages
Item 4.	Ownership

Item 4(a)	Amount Beneficially Owned

As of April 29, 2022, each of the Reporting Persons may be deemed the beneficial owner of 267,300 Shares held directly by Harraden Fund.

Item 4(b)	Percent of Class

As of April 29, 2022, each of the Reporting Persons may be deemed the beneficial owner of approximately 5.2% of Shares outstanding. This percentage is based on a total of 5,181,950 Shares outstanding, based on information in the annual report on Form 10-K filed by the Issuer on March 31, 2022 and current report on Form 8-K filed by the Issuer on April 20, 2022.

Item 4(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	267,300
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	267,300

Item 5.	Ownership of Five Percent or Less of a Class

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G4086B107	SCHEDULE 13G	Page 9 of 11 Pages
SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 2, 2022

HARRADEN CIRCLE INVESTORS, LP

By:	HARRADEN CIRCLE INVESTORS GP, LP, its general partner
By:	HARRADEN CIRCLE INVESTORS GP, LLC, its general partner

By:	/s/ Frederick V. Fortmiller, Jr.
Title:	Managing Member

HARRADEN CIRCLE INVESTORS GP, LP

By:	HARRADEN CIRCLE INVESTORS GP, LLC, its general partner

By:	/s/ Frederick V. Fortmiller, Jr.
Title:	Managing Member

HARRADEN CIRCLE INVESTORS GP, LLC

By:	/s/ Frederick V. Fortmiller, Jr.
Managing Member

HARRADEN CIRCLE INVESTMENTS, LLC

By:	/s/ Frederick V. Fortmiller, Jr.
Managing Member

FREDERICK V. FORTMILLER, JR.

/s/ Frederick V. Fortmiller, Jr.

CUSIP No. G4086B107	SCHEDULE 13G	Page 10 of 11 Pages
EXHIBIT INDEX
Ex.		Page No.

1	Joint Filing Agreement	11

CUSIP No. G4086B107	SCHEDULE 13G	Page 11 of 11 Pages
EXHIBIT 1
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the ordinary shares of Greencity Acquisition Corp. dated as of May 2, 2022 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: May 2, 2022

HARRADEN CIRCLE INVESTORS, LP

By:	HARRADEN CIRCLE INVESTORS GP, LP, its general partner
By:	HARRADEN CIRCLE INVESTORS GP, LLC, its general partner

By:	/s/ Frederick V. Fortmiller, Jr.
Title:	Managing Member

HARRADEN CIRCLE INVESTORS GP, LP

By:	HARRADEN CIRCLE INVESTORS GP, LLC, its general partner

By:	/s/ Frederick V. Fortmiller, Jr.
Title:	Managing Member

HARRADEN CIRCLE INVESTORS GP, LLC

By:	/s/ Frederick V. Fortmiller, Jr.
Managing Member

HARRADEN CIRCLE INVESTMENTS, LLC

By:	/s/ Frederick V. Fortmiller, Jr.
Managing Member

FREDERICK V. FORTMILLER, JR.

/s/ Frederick V. Fortmiller, Jr.